Exhibit 99.1

(CNPJ nº  42.157.511/0001-61)

EXTRACT OF THE MINUTES OF BOARD OF DIRECTORS MEETING

Date, place and time:

April 19, 2005, at 10:30am, exceptionally held via audioconference centralized in the Company’s branch at Rua Lauro Müller, nr 116 - 40th floor, in the City of Rio de Janeiro - RJ.

Quorum:

Regularly invited, the following Board members attended de meeting: Carlos Alberto Vieira (Chairman), Haakon Lorentzen, Eliezer Batista da Silva, Luiz Aranha Corrêa do Lago, Ernane Galvêas, Bernardo Parnes, Raul Calfat, Álvaro Luiz Veloso, Nelson Koichi Shimada and Sandra Meira Starling. José Luiz Braga, General Counsel, acted as Secretary.

Deliberations Summary:

1.             Interest on Shareholders Equity

Pursuant to Section 27, paragraph 2, of the By-laws of ARACRUZ CELULOSE S.A., the Board of Directors approved the declaration and payment of Interest on Shareholders Equity by the Company, based on the profit of the fiscal year 2005 or accumulated profits and profit reserves, or profits accounted before the Interest deduction, pursuant to the limits set forth in article 9 of Law 9.249/95. The Interest on Shareholders Equity shall be declared and paid on the dates, amounts and conditions as shall be determined by the Company’s Executive Board and may be attributed to the minimum compulsory dividend relating to the fiscal year 2005.

Pursuant to the approval set forth herein, the Executive Board is fully authorized to perform any and every act deemed necessary to implement this decision.

Closing:

The resolutions were taken by unanimous approval from the attending Board members. Since there was no further business, the Meeting was closed with the drawing up of these Minutes that are signed by those present. Rio de Janeiro, April 19 , 2005.  (Signatures) Carlos Alberto Vieira - Chairman; José Luiz Braga - Secretary; Haakon Lorentzen, Eliezer Batista da Silva, Luiz Aranha Corrêa do Lago, Ernane Galvêas, Bernardo Parnes, Raul Calfat, Álvaro Luiz Veloso, Nelson Koichi Shimada and Sandra Meira Starling.

This copy conforms with the original.

Extracted from the proper corporate book.

José Luiz Braga

Secretary